EMAGINOS, INC.

13428 Maxella Avenue, #144

Marina Del Rey, California 90292

571-921-4200

April 3, 2019

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Emaginos, Inc.
Registration Statement and amendments thereto on Form S-1
File No. 333-228248

Dear Sirs/Mesdames:

In regard to the above referenced Registration Statement, Emaginos, Inc.(the “Company”) and its management acknowledge that:

*	Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

*	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EMAGINOS, INC.

/s/ Scott Taub
Chief Executive Officer